Exhibit 2

FIMGold, Limited Partnership (the "Partnership") - Summary of Terms of the Loans received from Israel Discount Bank Ltd. ("IDB") on March 3, 2005.

Loans; Payment of Principal

On March 3, 2005 (the "Disbursement Date"), the Partnership received two loans in the aggregate amount of US$ 49 million, of which US$8 million (the "Short Term Loan") is to be repaid on the first anniversary of the Disbursement Date and the remainder (i.e. US$41 million)(the "Long Term Loan") is to be repaid in two installments: (i) the first, in the aggregate amount of US$13 million, on the fourth anniversary of the Disbursement Date, and (ii) the second, in the aggregate amount of US$ 28 million, on the fifth anniversary of the Disbursement Date.

Interest - The annual rate of interest on the Short Term Loan is LIBOR plus 2.5%. The annual rate of interest on the Long Term Loan is LIBOR plus 2.3%. Interest is payable quarterly on the unpaid portion of the loans.

Prepayment - subject to the delivery of a 30 day prior written notice to IDB, the Partnership may prepay the amounts due on account of the loans from time to time on any interest payment date.

The Partnership granted IDB two warrants: (i) the first, to purchase from the Partnership 70,000 Ordinary Shares of Formula Systems (1985) Ltd. ("Formula"), at an exercise price per share of US$20.00, and (ii) the second, to purchase from the Partnership 250,000 Ordinary Shares of Formula Vision Technologies (F.V.T) Ltd. ("FVT"), at an exercise price per share of US$1.097. The warrants are exercisable in whole or in part prior to the earlier to occur of (i) the fifth anniversary of the Disbursement Date, and (ii) the date on which all of the shares of Formula or FVT, as applicable, purchased by the Partnership on the Disbursement Date, are sold.

Collateral: as collateral for the timely payment of the amounts due to IDB in connection with the foregoing loans, the Partnership created a first ranking fixed charge over the (i) 3,400,000 Ordinary Shares of Formula and 12,000,000 Ordinary Shares of FVT purchased by the Partnership, (ii) the Partnership's bank accounts in IDB and the assets which shall be deposited in such accounts from time to time, and (iii) all of the rights and monetary payments due to the Partnership in connection with (i) and (ii) above.


Events of Defaults:

The IDB loan documents include customary events of default provisions (e.g., for any breach of undertakings or obligations under the bank loan documents, any misrepresentations, change of control over the Partnership, liquidation of the Partnership, etc.), upon the occurrence of which IDB may declare the amounts due to it from the Partnership due and payable. In addition, non-compliance by Formula with any of the following financial covenants shall also be deemed an Event of Default: (i) the ratio between the consolidated shareholders' equity of Formula and the outstanding loans of the Partnership, is not lower than 3.3, or
(ii) the aggregate operating income of the companies in which Formula holds 35% or more of the issued and outstanding share capital, is at least US$ 2 million in any given financial quarter; provided, however, that if following the immediately consecutive financial quarter the combined aggregate operating income of the last two consecutive financial quarters exceeds US$4million, such financial covenant shall not be deemed to have been breached.

Proxy - IDB shall grant the Partnership a proxy to participate and vote in each General Meeting of Shareholders of Formula and FVT provided that IDB is informed of such meetings. IDB may terminate such proxy if it determines in its sole judgment that (i) the Partnership is in breach of its undertakings toward IDB as set forth in the bank loan documents, or any of the representations and warranties made by the Partnership in such loan agreements shall be found to be incorrect, (ii) the relative rights of the pledged shares are adversely effected, or (iii) IDB is entitled to declare all amounts due to it pursuant to the loan agreements due and payable.